UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number: 001- 38638

NIO Inc.

Building 20, No. 56 AnTuo Road, Jiading District

Shanghai, 201804

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIO Inc.

By:	/s/ Bin Li
Name:	Bin Li
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: January 29, 2019

Exhibit Index

Exhibit No.	Description

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Exhibit 99.1 sets forth the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included in the Registrant’s preliminary offering memorandum dated January 29, 2019 in connection with the proposed offering of convertible senior notes

99.2	Recent Developments

Exhibit 99.2 sets forth the recent developments included in the Registrant’s preliminary offering memorandum dated January 29, 2019 in connection with the proposed offering of convertible senior notes

99.3	Unaudited Interim Condensed Consolidated Financial Statements

Exhibit 99.3 sets forth the unaudited interim condensed consolidated financial statements included in the Registrant’s preliminary offering memorandum dated January 29, 2019 in connection with the proposed offering of convertible senior notes